UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

         DURON S. COLEMAN, Inc

Address of Principal Business Office (No. & Street, City, State, Zip Code):

         C/o 1341 East 98th Street,
         Brooklyn, NY 11236

Telephone Number (including area code):

         800-376-0380

Name and Address of Agent for Service of Process:

         Duron Coleman
         Agent In Commerce:
         C/o 1341 East 98th Street,
         Brooklyn, NY 11236

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

         Yes  [x]         No  [  ]

         An agency may not conduct or sponsor, and a person is not required to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff used the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the sponsor Coleman, Duron S. of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Brooklyn and State of New York on the 16th day of February, 2021.

	[SEAL]	Signature:	/s/ Coleman, Duron S.
(Name of Registrant)

		BY:	Coleman, Duron S.
(Name of sponsor,trustee or custodian)

		BY:	Coleman, Duron S.
(Name of officer of sponsor,trustee or custodian)
Attest:	Douglas M. Clemmons, Esq.
(Name)

	Attorney		Chief Executive Officer
	(Title)		(Title)